Exhibit 21.1

The direct and indirect subsidiaries of the Registrant, and their respective states of incorporation or organization, are set forth below:

Subsidiary	State of Incorporation or Organization

Pittsburgh & West Virginia Railroad	Pennsylvania

PW Salisbury Solar, LLC	Massachusetts

PW Tulare Solar, LLC	California

PW Regulus Solar, LLC	California

PW CanRe of Co. Holdings, LLC	Colorado

PW CO CanRE JAB LLC	Colorado

PW PWV Holdings LLC	Delaware